Allianz Life Insurance Company of North America

John Hite
Senior Counsel, Associate General Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone: 763-765-7494
John.Hite@allianzlife.com
www.allianzlife.com

CORRESPONDENCE FILING
March 19, 2024
Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington, DC 20549-8626
Re: Post-Effective Amendment No. 4 to the Form S-1 Registration Statement, Submitted December 20, 2023, File No. 333-268820 (Allianz Index Advantage+ Income Variable Annuity)
Mr. Cowan:
We received comments from you on February 8, 2024, with respect to Registrant’s above referenced Post-Effective Amendment No. 4 to the Form S-1 Registration Statement, filed on December 20, 2023. This correspondence responds to your comments. We will make conforming changes to the prospectus in both the Form S-1 and Form N-4 Registration Statements, and to the Registration Statements for other products where applicable.
February 8, 2024 Prospectus Comments
I. PROSPECTUS
Cover Page
1.
The cover page discloses the maximum potential negative Performance Credit related to 10%, 20%, and 30% Buffers. Please confirm that the Index Options associated with those listed Buffers reflect the Index Options available on the Contract and that they will always be offered.

Response:
Allianz Life Insurance Company of North America (the “Company”) confirms that the listed Buffers on the cover page reflect those Index Options currently available. Additionally, the Company confirms that an Index Option cannot be removed from the Contract, unless it is simultaneously substituted by a new Index in accordance with the disclosures in the “Risks Associated with Substitution of an Index” section.

2.	Please add information relating to the minimum Participation Rates, Caps, and Trigger Rates available with Crediting Methods to the cover page.
Response:
In accordance with the Staff’s comment, the following sentences have been added to the cover page: “The Index Protection Strategy with Trigger provides a 0.50% minimum Trigger Rate. The Index Protection Strategy with Cap provides a 0.50% minimum Cap. The Index Dual Precision Strategy and Index Precision Strategy

provide a 3% minimum Trigger Rate. The Index Guard Strategy provides a 3% minimum Cap. The Index Performance Strategy 1-year Term Index Options provide a 3% minimum Cap. The Index Performance Strategy 3-year Term Index Options provide a 5% minimum Cap. Lastly, the Index Performance Strategy 6-year Term Index Options provide a 10% minimum Cap. Both the Index Performance Strategy 3-year and 6-year Index Options provide a 100% minimum Participation Rate.”
Glossary
3.
Within various locations throughout the prospectus, terminology is applied inconsistently between variable investment option, underlying mutual fund, and variable subaccount. Please revise the associated language to consistently apply the terminology throughout the prospectus. Additionally, please ensure that disclosure is clear that investment in the AZL Government Money Market Fund is an investment in the variable subaccount and not a direct investment in the fund.

Response:
The Company has revised the identified language consistent with the Staff’s comment. The Company will provide a revised prospectus under separate cover detailing the revisions made in accordance with the comment.

4.
Please add clarifying language throughout the prospectus indicating that the availability of certain Crediting Methods and/or Index Options varies based on Issue Date. For example, consider adding language to the Glossary indicating that the availability of Buffers varies by Issue Date and that additional information may be located through a cross-reference.

Response:
The Company has added the following sentence to the definition of Buffer: “There are restrictions on the availability of the Buffers as discussed in “Overview of the Contract – What Are the Phases of the Contract?” The Company has added a similar sentence to the definitions of Index Dual Precision Strategy and Index Performance Strategy.

5.
Definition of Contract Value: In the last sentence, please include a reference that the Contract Value includes any Daily Adjustment. For example, “The Cash Value reflects all Contract fees and expenses we would apply on surrender (including any withdrawal charges and Daily Adjustment).”

Response:
The Company has revised the identified language to state “The Cash Value reflects all Contract fees and expenses we would apply on surrender (including any withdrawal charge), as well as any applicable Daily Adjustment.” The Company respectfully declines to state that the Daily Adjustment is an included ‘fee’ as the Daily Adjustment can be both positive and negative.

6.
Definition of Index Dual Precision Strategy: This definition currently includes disclosure explaining market environments when the Crediting Method may perform best, as well as disclosure comparing the Crediting Method to other available options. Please consider whether this disclosure can either be removed or relocated within the prospectus.

Response:
The Company has removed the identified language consistent with the Staff’s comment. The definition of Index Dual Precision Strategy has been revised to state, “one of the Crediting Methods described in section 4, Valuing Your Contract. The

Index Dual Precision Strategy calculates Performance Credits based on Index Returns subject to a Trigger Rate and 10%, 20%, or 30% Buffer. This Crediting Method provides a positive Performance Credit for negative market movements when the loss is less than or equal to the applicable 10%, 20%, or 30% Buffer. You can receive negative Performance Credits under this Crediting Method, which means you can lose principal and previous earnings. Significant losses beyond the 10%, 20%, or 30% Buffer for the Index Dual Precision Strategy can result in substantial loss of principal and previous earnings. There are restrictions on the availability of the Buffers as discussed in “Overview of the Contract – What Are the Phases of the Contract?"
7.
Definition of Index Performance Strategy: Similar to the preceding comment, please consider whether the disclosure included within this definition explaining the market environment when the Crediting Method may perform best, as well as disclosure comparing the Crediting Method to other available options, can be removed or relocated within the prospectus.

Response:
In accordance with the Staff’s comment, the Company has removed the following sentences: “The Index Performance Strategy is more sensitive to large negative market movements because small or moderate negative market movements are absorbed by the 10%, 20%, or 30% Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Performance Strategy than with the Index Guard Strategy.” Additional revisions have been made to the definitions of the Index Guard Strategy, Index Precision Strategy, Index Protection Strategy with Cap, and Index Protection Strategy with Trigger to remove similar disclosure language.

8.	Definition of Participation Rate: Please include language indicating that the Participation Rate is applied over the course of a Term.
Response:	The Company has added clarifying language stating the Participation Rate is applied to any positive Index Return “over the course of a Term in calculating the Performance Credit on the Term End Date.”
Overview of the Contract – What Are the Phases of the Contract?
9.
Consider modifying the table of currently available Crediting Methods to further clarify the availability of the Index Dual Precision Strategy and Index Performance Strategy Buffers based on Issue Date.

Response:	The identified table has been modified in accordance with the Staff’s comments. For the Index Dual Precision Strategy, clarifying language has been added to indicate the following:
•	For Contracts issued from May 1, 2023 to November 13, 2023 the Index Dual Precision Strategy is not available.
•	For Contracts issued from November 14, 2023 to April 30, 2024, only the 10% Buffer is available.
•	For Contracts issued since May 1, 2024, the 10%, 20%, and 30% Buffers are available.

For the Index Performance Strategy 1-year Term Index Options, clarifying language has been added to indicate the following:

•	For Contracts issued from May 1, 2023 to November 13, 2023, only the 10% Buffer is available.
•	For Contracts issued since November 14, 2023, the 10%, 20%, and 30% Buffers are available.

Lastly, for the Index Performance Strategy 6-year Term Index Options, clarifying language has been added to indicate the following:

•	For Contracts issued from May 1, 2023 to November 13, 2023, only the 10% Buffer is available.
•	For Contracts issued since November 14, 2023, the 10% and 20% Buffers are available.

10.
Within the bullet describing the accumulation phase, there is reference to additional purchase payments being subject to limitations. Please either specify those limitations or include a cross reference as to where an investor could find this information.

Response:
The Company has added the following sentence to the end of the identified paragraph: “For more information regarding additional Purchase Payment limitations, please see section 3, Purchasing the Contract – Purchase Requirements.”

Risk Factors – Income Benefit Risks
11.
In the Income Benefit Risks section, please include disclosure indicating that a negative Daily Adjustment may adversely affect the Index Protection Strategy with Trigger and Index Protection Strategy with Cap.

Response:	The Company respectfully declines to adopt the Staff’s comment as the Daily Adjustment for the Index Protection Strategy with Trigger and Index Protection Strategy with Cap cannot be negative.
Valuing Your Contract
12.
Please include clarifying language within the “Variable Account Value increases when...” table indicating that the Variable Account Value increases when Purchase Payments are allocated to the AZL Government Money Market Fund subaccount before being transferred to an investor’s selected Index Option.

Response:
The Company has revised the identified language to state, “Variable Account Value increases when we hold assets in the Variable Option on an interim basis before transferring them to your selected Index Option(s), or due to a Contract Value increase associated with the death of a Determining Life, or there is positive Fund performance.”

13.	Similar to the preceding comment, on page 44 of the prospectus, please include clarifying language indicating when the number of subaccount accumulation units increases.

Response:
The Company has revised the identified language to state, “...the number of subaccount accumulation units increases when we hold assets in the Variable Option on an interim basis before transferring them to your selected Index Option(s), or due to a Contract Value increase associated with the death of a Determining Life.”

How the Crediting Methods Work
14.	Please include clarifying language indicating the availability of Crediting Methods and/or Buffers varies based on Issue Date.
Response:
The Company has added the following sentence to the end of the description of the Index Dual Precision Strategy found on page 43 of the prospectus and the Index Performance Strategy found on page 44: “There are restrictions on the availability of the Buffers as discussed in ‘Overview of the Contract – What Are the Phases of the Contract?’”

Access To Your Money
15.	At the bottom of page 67, the Staff noted that certain disclosure language has been removed. Please confirm that the removal of this language is intentional.
Response:
The Company confirms that the removal of this disclosure was intentional. The Company is of the opinion that the previously included language is repetitive in light of the definition of Cash Value, which explains the deductions taken upon withdrawal. As a result, the Company views the identified language as unnecessary and has removed it for purposes of prospectus simplicity.

Benefits Available Under the Contract
16.	In the Income Benefit row of the Benefits Table, please add a bullet indicating that the Income Benefit is subject to the Daily Adjustment.
Response:
The Company has added the following bullet to the Income Benefit Row: “If you have Contract Value in an Index Option for which the Income Benefit Date is not a Term End Date, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments, and in such case the Index Option Value will be subject to the Daily Adjustment.”

Death Benefit
17.
On page 89, the Staff noted that the following disclosure was removed: “However, if before the next Index Anniversary we receive a Valid Claim and death benefit payment Option A, or Annuity Payments under death benefit payment Option C is selected, we transfer the Variable Account Value on the date we receive the Valid Claim.” Please confirm whether the removal of this language was intentional.

Response:
The Company confirms that the removal of this disclosure was intentional. The language was removed as the remaining disclosures included within the paragraph sufficiently explain the events that occur upon death. Additionally, removal of this language aligns the prospectus language with the filed and approved state contract. Lastly, the Company confirms that no material changes are occurring as a result of removal of the language.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at (763)765-7494. Further, I can be reached at the following address:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416.
Sincerely,
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
By:     /s/ John P. Hite
John P. Hite
    Senior Counsel, Associate General Counsel